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                                                              File No. 070-09443


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 AMENDMENT NO. 1
                                       TO
                                    FORM U-1


                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                               EASTERN ENTERPRISES
                                9 Riverside Road
                           Weston, Massachusetts 02193
             -------------------------------------------------------
             (Name of company or companies filing this statement and
                    addresses of principal executive office)


                               EASTERN ENTERPRISES
 ------------------------------------------------------------------------------
 (Name of top registered holding company parent of each applicant or declarant)


David W. Walker, Esq              L. William Law, Jr., Esq.
Foley, Hoag & Eliot LLP           Senior Vice President and General Counsel
One Post Office Square            Eastern Enterprises
Boston, Massachusetts 02109       9 Riverside Road
                                  Weston, Massachusetts 02493
                   ------------------------------------------
                  (Names and addresses of agents for service)




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1. Applicant hereby amends part A.4.C. of Item 1 by deleting the last two sentences of the second paragraph and inserting in place thereof the following text: The stock issuance by Eastern in the merger was approved by the shareholders of Eastern on February 10, 1999. The merger was approved by the stockholders of Colonial on February 10, 1999.

2. Applicant hereby amends Item 6, Exhibits and Financial Statements, by filing the following:

     D-2 Order of the Massachusetts Department of Telecommunications and Energy, issued July 15, 1999

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                                    SIGNATURE

   Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment to be signed on its behalf by the undersigned officer thereunto duly authorized.



                              EASTERN ENTERPRISES(1)



Date:  July 19, 1999          By: /s/ Walter J. Flaherty
                                  --------------------------------
                                  Walter J. Flaherty
                                  Senior Vice President
                                   and Chief Financial Officer



(1) Reference is hereby made to the declaration of trust establishing Eastern Enterprises (formerly Eastern Gas and Fuel Associates) dated July 18, 1929, as amended, a copy of which is on file in the office of the Secretary of the Commonwealth of Massachusetts. The name "Eastern Enterprises" refers to the trustees under said declaration as trustees and not personally; and no trustee, shareholder, officer or agent of Eastern Enterprises shall be held to any personal liability in connection with the affairs of said Eastern Enterprises, but the trust estate only is liable.

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                                  EXHIBIT INDEX

See Item 6, "Exhibits and Financial Statements," for statement of locations of exhibits incorporated by reference.

 Exhibit No.    Description
 -----------    -----------

 D-2 Order of the Massachusetts Department of Telecommunications and Energy, issued July 15, 1999

                                       4